SEC
Mail Processing
Section

UNITED STATES

SEP 3 0 2019

SECURITIES AND EXCHANGE COMMISSION

Washington DC
415

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 686, Tranche No. 06

U.S.$250,000,000 Floating Rate Notes due October 25, 2021, as from October 1, 2019 to be consolidated and form a single series with each of the Bank's U.S.$500,000,000 Floating Rate Notes due October 25, 2021 issued on October 25, 2018 (Series No. 686, Tranche No. 01), the Bank's U.S.$100,000,000 Floating Rate Notes due October 25, 2021 issued on December 18, 2018 (Series No. 686, Tranche No. 02), the Bank's U.S.$50,000,000 Floating Rate Notes due October 25, 2021 issued on December 27, 2018 (Series No. 686, Tranche No. 03), the Bank's U.S.$200,000,000 Floating Rate Notes due October 25, 2021 issued on January 17, 2019 (Series No. 686, Tranche No. 04), and the Bank's U.S.$150,000,000 Floating Rate Notes due October 25, 2021 issued on January 25, 2019 (Series No. 686, Tranche No. 05)

Filed pursuant to Rule 3 of Regulation IA

Dated: September 27, 2019

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$250,000,000 Floating Rate Notes due October 25, 2021, Series No. 686, Tranche No. 06 (the "Notes"), as from October 1, 2019 to be consolidated and form a single series with each of the Bank's U.S.$500,000,000 Floating Rate Notes due October 25, 2021 issued on October 25, 2018 (Series No. 686, Tranche No. 01), the Bank's U.S.$100,000,000 Floating Rate Notes due October 25, 2021 issued on December 18, 2018 (Series No. 686, Tranche No. 02), the Bank's U.S.$50,000,000 Floating Rate Notes due October 25, 2021 issued on December 27, 2018 (Series No. 686, Tranche No. 03), the Bank's U.S.$200,000,000 Floating Rate Notes due October 25, 2021 issued on January 17, 2019 (Series No. 686, Tranche No. 04), and the Bank's U.S.$150,000,000 Floating Rate Notes due October 25, 2021 issued on January 25, 2019 (Series No. 686, Tranche No. 05), under the Bank's Global Debt Program ("the Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated September 26, 2019 (the "Terms Agreement") and the Pricing Supplement dated September 26, 2019 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

   See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

   See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note: In the case of the U.S.$150,000,000.00 priced on Sep. 24, 2019: 99.989%	0.0667%	99.887%
Total: U.S.$149,841,000.00	U.S.$10,000.00	U.S.$149,831,00000
Per Note: In the case of the U.S.$100,000,000.00 priced on Sep. 25, 2019: 99.893%	Nil.	99.893%
Total: U.S.$99,893,000.00		U.S.$99,893,000.00

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from July 25, 2019, which is expected to be U.S.$639,058.33 and U.S.$426,038.89 as of October 1, 2019.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

    See Item 3 above.

Item 5. Other Expenses of Distribution

    Not applicable.

Item 6. Application of Proceeds

    See page 5 of the Prospectus.

Item 7. Exhibits

    (A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank
        as to the legality of the obligations, dated March 11, 2019
    (B) Pricing Supplement
    (C) Terms Agreement

IDB
Inter-American
Development Bank

Exhibit A

March 11, 2019

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 686

Tranche No. 6

USD250,000,000 Floating Rate Notes due October 25, 2021 (the "Notes") as from October 1, 2019 to be consolidated and form a single series with the Bank's USD500,000,000 Floating Rate Notes due October 25, 2021, issued on October 25, 2018 (the "Series 686 Tranche 1 Notes"), the Bank's USD100,000,000 Floating Rate Notes due October 25, 2021, issued on December 18, 2018 (the "Series 686 Tranche 2 Notes"), the Bank's USD50,000,000 Floating Rate Notes due October 25, 2021, issued on December 27, 2018 (the "Series 686 Tranche 3 Notes"), the Bank's USD200,000,000 Floating Rate Notes due October 25, 2021, issued on January 17, 2019 (the "Series 686 Tranche 4 Notes") and the Bank's USD150,000,000 Floating Rate Notes due October 25, 2021, issued on January 25, 2019 (the "Series 686 Tranche 5 Notes")

Application has been made for the Notes to be admitted to the
Official List of the Financial Conduct Authority and
to trading on the London Stock Exchange plc's
Regulated Market

BofA Merrill Lynch

The date of this Pricing Supplement is September 27, 2019.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 686, Tranche 6
USD250,000,000 Floating Rate Notes due October 25, 2021

DC_LAN01:379575.1A

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

MiFID II product governance / Retail investors, professional investors and ECPs target market – See "General Information—Additional Information Regarding the Notes—Matters relating to MiFID II" below.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue. The master fiscal agency agreement, dated as of December 7, 1962, as amended and supplemented from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been superseded by the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the "New Fiscal Agency Agreement"), as may be amended, restated, superseded or otherwise modified from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent. All references to the "Fiscal Agency Agreement" under the heading "Terms and Conditions of the Notes" and elsewhere in the Prospectus shall be deemed references to the New Fiscal Agency Agreement.

1.	Series No.:	686
	Tranche No.:	6
2.	Aggregate Principal Amount:	USD250,000,000

As from the Issue Date, the Notes will be consolidated and form a single series with the Series 686 Tranche 1 Notes, the Series 686 Tranche 2 Notes, the Series 686 Tranche 3 Notes, the Series 686 Tranche 4 Notes and the Series 686 Tranche 5 Notes.

DC_LAN01:379575.1A

3.	Issue Price:	(a) In the case of USD150,000,000 principal amount launched on September 24, 2019, USD150,480,058.33 which amount represents the sum of (a) 99.894 percent of the Aggregate Principal Amount *plus* (b) the amount of USD639,058.33 representing 68 days' accrued interest, inclusive.
		(b) In the case of USD100,000,000 principal amount launched on September 25, 2019, USD100,319,038.89 which amount represents the sum of (a) 99.893 percent of the Aggregate Principal Amount *plus* (b) the amount of USD426,038.89 representing 68 days' accrued interest, inclusive.
4.	Issue Date:	October 1, 2019
5.	Form of Notes (Condition 1(a)):	Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)
6.	Authorized Denomination(s) (Condition 1(b)):	USD1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (USD) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	October 25, 2021
11.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(II))
12.	Interest Commencement Date (Condition 5(III)):	July 25, 2019

DC_LAN01:379575.1A

13. Variable Interest Rate (Condition 5(II)):

    (a)   Calculation Amount (if different than Principal Amount of the Note):   Not Applicable

    (b)   Business Day Convention: Modified Following Business Day Convention

    (c)   Specified Interest Period: Not Applicable

    (d)   Interest Payment Date: Quarterly in arrear on January 25, April 25, July 25 and October 25 in each year, commencing on October 25, 2019, up to and including the Maturity Date.

Each Interest Payment Date is subject to adjustment in accordance with the Modified Following Business Day Convention.

    (e)   Reference Rate: 3-Month USD-LIBOR-BBA

"3-Month USD-LIBOR-BBA" means the rate for deposits in USD for a period of 3 months which appears on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) as of the Relevant Time on the Interest Determination Date;

"Relevant Time" means 11:00 a.m., London time;

"Interest Determination Date" means the second London Banking Day prior to the first day of the relevant Interest Period; and

"London Banking Day" means a day on which commercial banks are open for general business, including dealings in foreign exchange and foreign currency deposits, in London.

If such rate does not appear on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) at the Relevant Time on the Interest

4

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 686, Tranche 6
USD250,000,000 Floating Rate Notes due October 25, 2021

Determination Date, then the rate for 3-Month USD-LIBOR-BBA shall be determined on the basis of the rates at which deposits in USD are offered at the Relevant Time on the Interest Determination Date by five major banks in the London interbank market (the "Reference Banks") as selected by the Calculation Agent, to prime banks in the London interbank market for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at the Relevant Time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate.

If at least two such quotations are provided, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the first day of the relevant Interest Period for loans in USD to leading European banks for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at such time.

If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to provide the quotes, the Calculation Agent will determine the rate for 3-Month USD-LIBOR-BBA for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.

(f)   Primary Source for Interest
       Rate Quotations for
       Reference Rate: Reuters

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 686, Tranche 6
USD250,000,000 Floating Rate Notes due October 25, 2021

DC_LAN01:379575.1A

| (g) | Calculation Agent: | See "7. Identity of Calculation Agent" under "Other Relevant Terms". |

14. Other Variable Interest Rate Terms
(Conditions 5(II) and (III)):

    (a)   Spread: minus (-) 0.02 percent

    (b)   Variable Rate Day Count
              Fraction if not actual/360:   Act/360, adjusted

    (c)   Relevant Banking Center: London and New York

15. Relevant Financial Center: New York

16. Relevant Business Days: New York

17. Issuer's Optional Redemption
(Condition 6(e)):   No

18. Redemption at the Option of the
Noteholders (Condition 6(f)):   No

19. Governing Law: New York

20. Selling Restrictions:

    (a)   United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

    (b)   United Kingdom: The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

DC_LAN01:379575.1A

(c)	General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing:

Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's Regulated Market

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:

Federal Reserve Bank of New York; Euroclear Bank SA/NV; Clearstream Banking S.A.

3. Syndicated:

No

4. Commissions and Concessions:

0.004% of the Aggregate Principal Amount

5. Estimated Total Expenses:

None. The Dealer has agreed to pay for certain expenses related to the issuance of the Notes.

6. Codes:

(a) Common Code: 189734158

(b) ISIN: US4581X0DE52

(c) CUSIP: 4581X0DE5

7. Identity of Calculation Agent: Citibank N.A., London Branch

8. Identity of Dealer: Merrill Lynch International

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 686, Tranche 6
USD250,000,000 Floating Rate Notes due October 25, 2021

DC_LAN01:379575.1A

General Information

Additional Information Regarding the Notes

1.   Matters relating to MiFID II

The Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

MiFID II product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

2.   United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the United States federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable United States federal, state, and local tax laws and non-United States tax laws and possible changes in tax laws.

A United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 68 days of accrued interest that a United States holder paid as part of the Issue Price of the Notes ("Pre-Issuance Accrued Interest") will not be treated as an interest payment for United States federal income tax purposes, and will accordingly not be includible in income.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 686, Tranche 6
USD250,000,000 Floating Rate Notes due October 25, 2021

DC_LAN01:379575.1A

Upon a sale or retirement of the Notes, a United States holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the sale or retirement (other than amounts attributable to accrued but unpaid interest, which would be treated as the receipt of interest, or in the case of a disposition prior to the first interest payment, as the receipt of Pre-Issuance Accrued Interest) and (ii) the United States holder's adjusted tax basis in the Notes. A United States holder's adjusted tax basis in the Notes generally will equal the cost of the Notes to the United States holder, reduced by any Pre-Issuance Accrued Interest that was previously received by the United States holder. Capital gain of individual taxpayers from the sale or retirement of the Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Due to a change in law since the date of the Prospectus, the second paragraph of "— Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit."

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of USD50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between USD125,000 and USD250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 686, Tranche 6
USD250,000,000 Floating Rate Notes due October 25, 2021

DC_LAN01:379575.1A

INTER-AMERICAN DEVELOPMENT BANK

By: _____

Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
         General Manager, Finance Department

**TERMS AGREEMENT NO. 686 TRANCHE 6 UNDER
THE PROGRAM**

September 27, 2019

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's USD250,000,000 Floating Rate Notes due October 25, 2021 (the "Notes", as from October 1, 2019 to be consolidated and form a single series with the Bank's USD500,000,000 Floating Rate Notes due October 25, 2021, issued on October 25, 2018 (Tranche 1), the Bank's USD100,000,000 Floating Rate Notes due October 25, 2021, issued on December 18, 2018 (Tranche 2), the Bank's USD50,000,000 Floating Rate Notes due October 25, 2021, issued on December 27, 2018 (Tranche 3), the Bank's USD200,000,000 Floating Rate Notes due October 25, 2021, issued on January 17, 2019 (Tranche 4) and the Bank's USD150,000,000 Floating Rate Notes due October 25, 2021, issued on January 25, 2019 (Tranche 5)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on October 1, 2019 (the "Settlement Date"), at an aggregate purchase price of USD250,789,097.22, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. The Fiscal Agency Agreement, dated as of December 7, 1962, as amended and supplemented from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been superseded by the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the "New Fiscal Agency Agreement"), as may be amended, restated, superseded or otherwise modified from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent. When used herein and in the Standard Provisions as so incorporated, the term "Fed Fiscal Agency Agreement" refers to the New Fiscal Agency Agreement. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the

"Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes, and the Dealer named below agrees to purchase the Notes, at the aggregate purchase price specified above, calculated as follows: (A) the issue price of 99.894 percent of USD150,000,000 (USD149,841,000) plus (B) the issue price of 99.893 percent of USD100,000,000 (USD99,893,000) plus 68 days of accrued and unpaid interest (USD1,065,097.22) less an underwriting commission and selling concession of 0.004 percent of the aggregate principal amount (USD10,000). For the avoidance of doubt, the Dealer's aggregate purchase price after the above adjustment is USD250,789,097.22.

2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 021-000-018 BK OF NYC/BASEC; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this

Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Fed Fiscal Agency Agreement, duly executed by the parties thereto; and

- a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4.   In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.   The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

> Inter-American Development Bank
> 1300 New York Avenue, N.W.
> Washington, D.C. 20577
> Attention: Finance Department
>   Cash Management and Settlements Group
> Email: FIN_CMO@iadb.org
> Telephone: 202-623-3131

FOR THE DEALER:

> Merrill Lynch International
> 2 King Edward Street
> London EC1A 1HQ
> United Kingdom
> Tel: +44 (0)20 7995 3966
> Fax: +44 (0)20 7995 0048
> Attn: Syndicate Desk

6.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

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(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

7. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank, the Bank (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealer is or may be a Covered Entity; and (c) acknowledges, accepts, and agrees that:

(i) in the event that the Dealer is a Covered Entity and becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from the Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

(ii) in the event that the Dealer is a Covered Entity or a Covered Affiliate of the Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against the Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States;

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provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"Covered Affiliate" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"Covered Entity" means any of the following:

> a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

> a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

> a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"U.S. Special Resolution Regime" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

8.   Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

> (i)   the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

>> a.   the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

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b.   the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

c.   the cancellation of the BRRD Liability;

d.   the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(ii)   the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"**Bail-in Legislation**" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"**Bail-in Powers**" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"**BRRD**" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

"**BRRD Liability**" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

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"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the undersigned.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

DC_LAN01:379573.2

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH INTERNATIONAL



By: _____

Name: ANRICO DE OLIVERS

Title: MANAGING DIRECTOR

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: _____

Name: Gustavo Alberto De Rosa

Title: Chief Financial Officer and
General Manager, Finance Department

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